EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	1999	2000	2001	2002	2003
Fixed Charges:
Interest on First Mortgage Bonds	$65,697	$56,003	$48,441	$43,743	$30,746
Interest on Other Long-term Debt	50,712	59,559	61,045	67,212	81,452
Interest on Short-term Debt	5,959	8,847	10,722	4,890	590
Miscellaneous Interest Charges	8,212	26,284	4,285	6,453	7,732
Estimated Interest Element in Lease Rentals	6,100	6,300	5,800	4,500	3,200

Total Fixed Charges	$136,680	$156,993	$130,293	$126,798	$123,720

Earnings:
Income Before Extraordinary Item and
Cumulative Effect of Accounting Change	$120,492	$64,906	$161,818	$205,492	$202,783
Plus Federal Income Taxes	70,950	117,872	81,934	100,974	103,492
Plus State Income Tax Expenses	5,085	15,307	14,789	9,952	1,728
Plus Fixed Charges (as above)	136,680	156,993	130,293	126,798	123,720

Total Earnings	$333,207	$355,078	$388,834	$443,216	$431,723

Ratio of Earnings to Fixed Charges	2.43	2.26	2.98	3.49	3.48